Exhibit 99.1

CannTrust Announces Anticipated Late Filing of Financial Statements
and Proposed Management Cease Trade Order

VAUGHAN, ON, August 1, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today announced that it will likely miss its filing deadline (the “Filing Deadline”) of August 14, 2019 to file an interim financial report for the three and six month periods ended June 30, 2019, an interim management’s discussion and analysis for the corresponding period and certifications of interim filings (“Q2 Filings”).

Management is of the view that there is significant uncertainty with respect to the potential impact of pending Health Canada decisions on the valuation of the Company’s inventory and biological assets and revenue recognition. As previously disclosed, the Company received a compliance report from Health Canada notifying it that its Niagara Facility in Pelham, Ontario is non-compliant with certain regulations based on observations made by Health Canada regarding the growing of cannabis in five unlicensed rooms from October 2018 to March 2019 and inaccurate information provided to Health Canada by employees. Health Canada placed a hold on inventory which includes approximately 5,200 kg of dried cannabis that was impacted by the previously unlicensed rooms at the Company’s Niagara Facility. The Company instituted a voluntary hold of approximately 7,500 kg of dried cannabis equivalent at its extraction, manufacturing and packaging facility in Vaughan, Ontario that was impacted by the previously unlicensed rooms. The Company estimates the value of the impacted inventory and biological assets is approximately $51 million as at June 30, 2019.

The uncertainty with respect to the nature, timing and potential financial impact of pending Health Canada decisions on the valuation of the Company’s inventory and biological assets and revenue recognition relates to the fact that Health Canada has broad discretion to exercise a wide range of regulatory powers.

Until Health Canada has made determinations with respect to the exercise of its regulatory powers, the potential impact on the Company’s operations and financial condition remains unknown. In addition to impacting the Company’s financial disclosure in the Q2 Filings, the effects of the pending Health Canada decisions may also require restatement of certain of the Company’s historical financial statements and related management’s discussion and analysis for the periods ended December 31, 2018 and March 31, 2019 (“Restated Financials”).

The Company anticipates and expects to file the Q2 Filings and, if required, the Restated Financials, and any other periodic disclosure required to be filed under applicable securities laws as soon as practicable once information relevant to related matters is available.

The Company has informed staff of the Ontario Securities Commission (the "OSC") about its anticipated delay of the Q2 Filings and potential need for Restated Financials and has applied to the OSC pursuant to Part 4 of National Policy 12-203 - Management Cease Trade Orders ("NP 12-203") for a Management Cease Trade Order ("MCTO") pending the filing of the Q2 Filings and any Restated Financials if required. If a MCTO is issued, the Company intends to satisfy the provisions of the "alternative information guidelines" as set out in NP 12-203, including the requirement to file bi-weekly status reports in the form of news releases containing prescribed updating information, until the Q2 Filings and required Restated Financials, if any, are made. A MCTO would not generally affect the ability of persons who are not directors, officers or insiders of the Company to trade in securities of the Company. There can be no assurance that a MCTO will be issued.

The Company has established a blackout on trading by directors, officers and other insiders of the Company, and intends to continue the blackout until the Q2 Filings and any Restated Financials, if required, have been filed. The Company will consider various remediation options and take appropriate actions in consultation with Health Canada and the OSC where appropriate.

The Company is not currently subject to any insolvency proceedings. If the Company provides any information to any of its creditors during the period in which it is in default of filing the Q2 Filings or any Restated Financials, if required, the Company confirms that it will also file material change reports on SEDAR containing such information as is required.

As announced yesterday, the Company’s Special Committee of independent directors has commenced a review of strategic alternatives and retained Greenhill & Co. Canada Ltd. as its financial advisor. That review is in its early stages and is ongoing. Today, staff of the OSC advised the Special Committee’s legal counsel that an investigation has been opened into matters and parties related to CannTrust and the investigation has been assigned to the Joint Serious Offences Team of the Enforcement Branch of the OSC.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the expected timeframe and resolution for the completion of Health Canada’s quality product testing, Health Canada’s determinations and decisions with respect to regulatory compliance matters, the Company’s response to Health Canada’s compliance report and the anticipated timing for filing of the Q2 Filings and any Restated Financials, if required, pending the outcome of Health Canada’s review. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: results of Health Canada’s quality product testing, including orders and compliance measures required by Health Canada and their impact on the operations and financial condition of the Company and its ability to prepare the Q2 Filings and any Restated Financials, if required; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.